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                            July 28, 2023

       Jun Wang
       Chief Financial Officer
       iQIYI, Inc.
       No. 21, North Road of Workers' Stadium
       Chaoyang District, Beijing 100027
       People   s Republic of China

                                                        Re: iQIYI, Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response Dated June
20, 2023
                                                            File No. 001-38431

       Dear Jun Wang:

              We have reviewed your June 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 22, 2023 letter.

       Response Dated June 20, 2023

       Introduction, page 1

   1. We note your proposed amended disclosure in response to comment 1 and we reissue in part. Please revise to
include a definition of    China    and the    PRC.
       Item 3. Key Information, page 3

   2. We note your proposed amended disclosure in response to comment 4 and reissue in part.
                                                        We note that you have
provided cross-refences to your risk factors. Please revise to also provide
cross-references to your summary risk factors.
 Jun Wang
FirstName
iQIYI, Inc. LastNameJun Wang
Comapany
July        NameiQIYI, Inc.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
3.       We note your response to comment 7 and we reissue in part. Please provide your
         proposed revised structure chart and the include the summaries of the contractual arrangements in Item 3.
4. We note your response to comment 8 and reissue in part. We note the proposed disclosure still maintains that you receive the economic benefits of the variable interest entities. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Please revise.
5. We note your response to comment 9, including that you undertake to provide the specific risk factor cross reference (with title and page number) to each risk
disclosed in    Risks
         Related to Our Corporate Structure    and    Risks Related to Doing
Business in Mainland
         China.    It appears that you have not provided proposed disclosure
for each of the
         summary risk factors in "Risks Related to Doing Business in Mainland China." Please
         provide such proposed disclosure.
       Please contact Rucha Pandit at (202) 551-6022 or Cara Wirth at (202) 551-7127 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Haiping Li